SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For March , 2019
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP

PUBLICLY-HELD COMPANY

Corporate Taxpayer’s ID (CNPJ) No. 43.776.517/0001-80

MATERIAL FACT

SECOND ORDINARY TARIFF REVISION

Companhia de Saneamento Básico do Estado de São Paulo – Sabesp (“Company” or “Sabesp”), pursuant to the provisions of Article 157, Paragraph 4 of Law 6.404/76 and the provisions of CVM Instruction 358/02, hereby informs its shareholders and the market in general that, in continuity  to the Material Fact disclosed on May 24, 2018, on this date was published in the Official Gazette of the State of São Paulo (DOE - Diário Oficial do Estado de São Paulo), the Summary of the Minutes of the 480th Board of Executive Officers’ Meeting of the Regulatory Agency for Sanitation and Energy of the State of São Paulo (ARSESP - Agência Reguladora de Saneamento e Energia do Estado de São Paulo), held on February 6, 2019, that:

(i) Regarding the reconsideration request (administrative appeal) on the 2nd Ordinary Tariff Revision (OTR), through which Sabesp requested the revision of the regulatory decision substantiated by ARSESP Resolution nº 794/2018, resolved not to accept the reconsideration request (administrative appeal).

(ii) Regarding the clarification and revision request, through which Sabesp requested: (a) explanation of the reasons that led to a significant reduction in the final forecast of OPEX for the 2017-2020 period;  and (b) a revision of the calculation of X Factor, of the compensatory adjustment for the delay in the application of the 2nd Ordinary Tariff Revision and the calculation of the financial component related to municipal funds, ARSESP approved the Technical Note NTF-0010-2018 (not disclosed) related to the request for clarification and revision, in which “corrections of errors and inaccuracies presented should be made when applying the annual tariff adjustment (May/19), with an index of 0.8408%, which already contemplates compensation for the period elapsed."

A copy of the publication made by ARSESP today is available on the Sabesp website, in the Investor Relations area.

São Paulo, February 28, 2019.

Rui de Britto Álvares Affonso

Chief Financial Officer and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: March 1, 2019

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.